United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 2, 2007

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On November 4, 2005, MGE Power Elm Road, acquired a 8.33% ownership interest in each of two 615-megawatt generating units being constructed in Oak Creek, Wisconsin. MGE Power Elm Road estimates it share of capital costs for its 8.33% ownership interest in both units to be approximately $171 million. MGE Power Elm Road is owned indirectly by MGE Energy through its wholly owned subsidiary MGE Power. MGE Power Elm Road is not a subsidiary of MGE; however it is consolidated in the financial statements of MGE due to the application of FIN 46R

In March 2005, the Wisconsin Department of Natural Resources (the "WDNR") determined that the proposed cooling water intake structure and water discharge system for our Oak Creek expansion met all necessary regulatory requirements and reissued a Wisconsin Pollutant Discharge Elimination System ("WPDES") permit for Oak Creek. The WDNR granted opponents a contested hearing, and an administrative law judge upheld the issuance of the permit in a decision issued in July 2006. In August 2006, opponents filed for judicial review of the administrative law judge's decision. Briefing was completed in December 2006. On January 26, 2007, the opponents filed a motion with the Dane County Circuit Court for supplemental briefing. In a telephone conference on February 2, 2007, the Court said that additional briefing is not necessary, but that it might request oral argument before issuing its decision regarding review of the permit.

The opponent's motion for supplemental briefing cited a Second Circuit decision issued on January 25, 2007, concerning the United States Environmental Protection Agency's Phase II Rule under Section 316 (b) of the Clean Water Act. Riverkeeper, Inc. v. EPA, Nos. 04-6692-ag(L) et al. (2d Cir. 2007).

The WPDES permit relating to our interest in the Oak Creek expansion is a state permit that has been issued by the WDNR, with the concurrence of the EPA, not a federal permit. We do not believe the decision invalidates the WPDES permit for Oak Creek and continue to believe the proposed cooling water intake structure is the best technology available for protection of the environment at Oak Creek.

In the event the WPDES permit were to be invalidated, we may incur significant additional costs relating to the Oak Creek cooling water system. Under the terms of the Public Service Commission of Wisconsin ("PSCW") order approving the Oak Creek expansion, if final construction costs are within 5% of the target cost, we would be entitled to recover the additional costs if the PSCW deems such costs to be prudent. To recover any costs above the 5% cap from customers would require a finding of extraordinary circumstances, such a force majeure conditions. We believe any such additional costs that might result from an invalidation of the WPDES permit should be recoverable, subject to review and approval by the PSCW.

The ultimate outcome of these matters cannot be determined at this time.

For additional information regarding the WPDES permit, please refer to "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of the Form 10-K for the year ended December 31, 2005.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions, including the cost of fuel and purchased power and the demand for electricity. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and Madison Gas and Electric Company caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed under "Forward-Looking Statements" of MGE Energy, Inc.'s and Madison Gas and Electric Company's Annual Report on Form 10-K for the year ended December 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy, Inc., nor Madison Gas and Electric Company undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: February 2, 2007